October 30, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Nasreen Mohammed

Adam Phippen

Re:	The ONE Group Hospitality, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Response Dated October 4, 2024 File No. 001-37379

Ladies and Gentlemen:

The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”, “we” or “our”), submits to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 18, 2024 to Mr. Tyler Loy (the “Comment Letter”), regarding the Company’s Form 8-K filed August 6, 2024. The headings and numbered items in this letter correspond to the headings and numbered items in the Comment Letter. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response.

Form 8-K filed August 6, 2024

Highlights for second quarter 2024 compared to the same quarter in 2023

1.	We note your response to prior comments 1 and 3 and reissue comment 3, in part. Net income does not appear to be the most directly comparable measure to Restaurant Operating Profit and Restaurant Operating Profit Margin. Please present the most directly comparable GAAP measures with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In response to the Staff’s comment, the Company will revise its future materials furnished to or filed with the Commission, beginning with its earnings release for the third quarter ending September 30, 2024, to present operating income, the most directly comparable GAAP financial measure, with equal or greater prominence to Restaurant Operating Profit and Restaurant Operating Profit Margin.

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We appreciate the opportunity to respond to your comments. Please contact Steven Hull of Stoel Rives LLP at (503) 294-9122 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

By:	/s/ Tyler Loy
Name:	Tyler Loy
Title:	Chief Financial Officer

CC: Steven H. Hull, Stoel Rives LLP